Exhibit 1

Navigator Holdings Ltd.

Preliminary Results for the Three and Six Months Ended June 30, 2019

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “us” and “our”) reported operating revenue of $73.6 million for the three months ended June 30, 2019, an increase from $73.2 million for the three months ended June 30, 2018.

•	Net loss was $7.7 million (resulting in a loss per share of $0.14) for the three months ended June 30, 2019 compared to a net loss of $3.2 million for the three months ended June 30, 2018.

•	Adjusted EBITDA[1] was $23.2 million for the three months ended June 30, 2019 compared to $27.2 million for the three months ended June 30, 2018.

•	On May 8, 2019, a third long term throughput agreement was signed for the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”).

Ethylene Marine Export Terminal

On May 8, 2019, a third long term throughput agreement was signed for the Marine Export Terminal related to our 50/50 joint venture, with strong indications of demand for the remaining capacity. Commercial operations continue to be scheduled to begin in the fourth quarter of 2019, with the refrigerated storage tank expected to be completed in late 2020. It is anticipated that the Marine Export Terminal’s throughput capacity during the first year of operation and prior to the cryogenic tank becoming operational will be between 60% to 75% of the total expected annual capacity of 1.0 million tonnes.

As of June 30, 2019, the Company had contributed $90.5 million of our expected $155.0 million share of the capital cost of the Marine Export Terminal construction from the Company’s available cash resources and the 2018 Bonds. In July 2019, we contributed a further $12.5 million. We are scheduled to contribute an additional $31.0 million this year and to contribute the remaining $21.0 million of our expected share of the capital cost for the construction during 2020.

Appointment of Chief Executive Officer

On June 25, 2019, the Board of Directors (the “Board”) of the Company. appointed Dr. Henry “Harry” Deans as Chief Executive Officer, effective August 22, 2019. David Butters, the Company’s current President and Chief Executive Officer will relinquish that role to Dr. Deans on that date. Mr. Butters will continue as Executive Chairman of the Board. Dr. Deans was appointed a member of the Board in November 2018 and will continue as a member of the Board after the effectiveness of his appointment as Chief Executive Officer.

From 2006 to 2015, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien Ltd., where he served as the Executive Vice President and President of the nitrogen division from January 2018 to May 2018. From August 2015 to December 2017, he also served as a member of the board of directors of Canpotex Potash Export Company. Most recently Dr. Deans was Chief EHS and Operations Officer at Johnson Matthey PLC. Dr. Deans holds a Ph.D. and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Trends and Outlook

The headwinds from the first quarter carried into the second quarter with the global handysize spot market slowly incorporating the six vessels released from the Venezuelan cabotage trade as a consequence of sanctions the U.S. imposed upon Petroleos de Venezuela S.A. or “PdVSA”. Such an increase in the supply of ships, especially in a segment with a total of 118 vessels on the water and with more than half trading under time charters, has restricted handysize market rates from increasing alongside other sectors. Continued European chemical plant turnarounds reduced traditional long-haul petrochemical exports to Asia and the import of U.S. ethylene which typically heads trans-Pacific, cutting handysize-ton mile demand.

As the LPG market strengthened, the usually more consistent petrochemical gas market faltered, as a number of unforeseeable elements combined to constrict trade flows. There have been a relatively high number of incidents at major terminals around the world in 2019. Italy, Turkey, the United States Gulf and East Coast, Mexico, Argentina, Malaysia and China have all endured misfortune and setbacks that disrupted product supply, receiving capacity and trade patterns.

In Europe, a larger than average turnaround season to the chemical industry has had both positive and negative effects for the shipping market. The increased demand for propylene in Europe surged, with 85,000 metric tonnes (“mt”) shipped to North West Europe and another 5,000 mt to the West Mediterranean in the second quarter of 2019, a 50% increase on the levels in the first quarter of 2019. This propylene has been mainly shipped on handy-size semi-refrigerated vessels. We have also been shipping to Europe the majority of the ethylene lifted from Houston, with the landed pricing more attractive there than Asia. However, with European petrochemical production greatly diminished, the usual excess of butadiene regularly going to Asia has been limited as the poor arbitrage combined weak supply with lack of demand in Asia. Brazil continues to export healthy volumes of butadiene, propylene and ethylene.

The Very Large Gas Carrier (“VLGC”) segment experienced increased supply of LPG volumes, especially from the U.S., which started to outweigh the supply of vessels. This surplus supply of LPG volumes relative to vessels ushered in a remarkable increase in rates to levels not seen since 2015. As the VLGC market rates rose, the Medium-size Gas Carrier (“MGC”) market, started to see a tightening, with freight rates rising. There is a time-lag for these forces to positively impact the smaller handysize sector which we anticipate will occur later in 2019.

The handy-size (17-22,000 cbm) shipping market has seen many challenges during the first six months of 2019. It has not yet seen the improved charter rates that the VLGC sector currently enjoys, but neither has it suffered the lows of the VLGCs from six months ago. With VLGC spot earnings increasing from $1.0 million per calendar month (“pcm”) to $2.1 million pcm over the second quarter and the MGC rates rising from $500,000 pcm to $650,000 pcm over the second quarter, the handy-size market’s short-term overcapacity has certainly contributed to a decrease in our earnings in the second quarter as compared to the first quarter of 2019. However, as fully-refrigerated LPG volumes continue to rise at a steady pace, we expect to see the handy-size segment support this rise with the prospect of moving more vessels into the LPG market from the petrochemical market.

Second Quarter 2019 Financial Results Overview

The following table compares our operating results for the three months ended June 30, 2018 and 2019:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019	Percentage Change
	(in thousands, except percentages)
Operating revenue	$73,163	$73,586	0.6%
Operating expenses:
Brokerage commissions	1,219	1,233	1.1%
Voyage expenses	13,930	16,437	18.0%
Vessel operating expenses	26,040	27,448	5.4%
Depreciation and amortization	19,029	18,913	(0.6%)
General and administrative costs	4,812	5,195	8.0%

Total operating expenses	$65,030	$69,226	6.5%

Operating income	$8,133	$4,360	(46.4%)
Foreign currency exchange loss on senior secured bonds	—	(768)	—
Unrealized gain on non-designated derivative instruments	—	861	—
Interest expense	(11,353)	(12,209)	7.5%
Interest income	207	205	(1.0%)

Loss before taxes and share of result of equity accounted joint venture	$(3,013)	$(7,551)	150.6%
Income taxes	(146)	(81)	(44.5%)
Share of result of equity accounted joint venture	—	(101)	—

Net loss	$(3,159)	$(7,733)	144.8%

Operating Revenue. Operating revenue, net of address commission, increased by $0.4 million or 0.6% to $73.6 million for the three months ended June 30, 2019, from $73.2 million for the three months ended June 30, 2018. This increase was principally due to:

•

an increase in operating revenue of approximately $2.6 million attributable to an increase in average charter rates, which increased to an average of approximately $606,572 per vessel per calendar month ($19,940 per day) for the three months ended June 30, 2019 compared to an average of approximately $580,673 per vessel per calendar month ($19,089 per day) for the three months ended June 30, 2018;

•

a decrease in operating revenue of approximately $3.4 million attributable to a decrease in fleet utilization from 90.3% during the three months ended June 30, 2018 to 85.2% during the three months ended June 30, 2019;

•

a decrease in operating revenue of approximately $1.3 million attributable to a decrease in vessel available days of 72 days or 2.6% for the three months ended June 30, 2019 as three vessels were in drydock, compared to the three months ended June 30, 2018 when one vessel was in drydock; and

•

an increase in operating revenue of approximately $2.5 million primarily attributable to an increase in pass through voyage costs as the number and duration of voyage charters during the three months ended June 30, 2019 increased, as compared to the three months ended June 30, 2018.

The following table presents selected operating data for the three months ended June 30, 2018 and 2019, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,458	3,458
Available days	3,434	3,362
Operating days	3,103	2,866
Fleet utilization	90.3%	85.2%
Average daily time charter equivalent rate (*)	$19,089	$19,940

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$73,163	$73,586
Voyage expenses	13,930	16,437

Operating revenue less Voyage expenses	59,233	57,149

Operating days	3,103	2,866
Average daily time charter equivalent rate	$19,089	$19,940

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended June 30, 2018 and 2019:

	(in thousands)
	June 30, 2018	June 30, 2019
Net loss	$(3,159)	$(7,733)
Net interest expense	11,146	12,004
Income taxes	146	81
Depreciation and amortization	19,029	18,913

EBITDA(1)	27,162	23,265
Foreign currency exchange loss on senior secured bonds	—	768
Unrealized gain on non-designated derivative instruments	—	(861)

Adjusted EBITDA(1)	$27,162	$23,172

[1]

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before any foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), our most directly comparable financial measure calculated accordance with U.S. GAAP.

Our Fleet

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Spot market	—
Navigator Pluto	2000	22,085	Time charter	January 2020
Navigator Saturn	2000	22,085	Contract of affreightment	April 2020
Navigator Venus	2000	22,085	Time charter	November 2020
Navigator Atlas	2014	21,000	Spot market	—
Navigator Europa	2014	21,000	Spot market	—
Navigator Oberon	2014	21,000	Spot market	—
Navigator Triton	2015	21,000	Contract of affreightment	April 2020
Navigator Umbrio	2015	21,000	Contract of affreightment	April 2020
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	August 2019
Navigator Nova	2017	37,300	Time charter	January 2020
Navigator Prominence	2017	37,300	Time charter	October 2019
Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	August 2019
Navigator Aries	2008	20,750	Time charter	May 2020
Navigator Capricorn	2008	20,750	Time charter	November 2019
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Time charter	September 2019
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Time charter	September 2019
Navigator Virgo	2009	20,750	Time charter	August 2019
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	June 2021
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	April 2020
Navigator Genesis	2011	22,500	Time charter	June 2020
Navigator Global	2011	22,500	Time charter	November 2020
Navigator Gusto	2011	22,500	Time charter	October 2019
Navigator Jorf	2017	38,000	Time charter	August 2027

Conference Call Details:

Tomorrow, Friday, August 9, 2019, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Friday, August 16, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:                650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893

London:                    10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2018	June 30, 2019
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$71,515	$47,285
Accounts receivable, net	17,033	20,166
Accrued income	4,731	1,859
Prepaid expenses and other current assets	16,057	25,433
Bunkers and lubricant oils	8,789	10,249

Total current assets	118,125	104,992
Non-current assets
Vessels in operation, net	1,670,865	1,639,755
Property, plant and equipment, net	1,299	1,167
Investment in equity accounted joint venture	42,462	93,814
Right-of-use asset for operating leases	—	7,297

Total non-current assets	1,714,626	1,742,033

Total assets	$1,832,751	$1,847,025

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$68,857	$67,827
Current portion of operating lease liabilities	—	1,115
Accounts payable	10,784	13,451
Accrued expenses and other liabilities	12,798	13,055
Accrued interest	4,613	4,701
Deferred income	8,342	6,842

Total current liabilities	105,394	106,991

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	599,676	616,573
Senior secured bond, net of deferred financing costs	68,378	69,311
Senior unsecured bond, net of deferred financing costs	99,039	99,266
Derivative liabilities	5,154	3,509
Operating lease liabilities, net of current portion	—	6,674

Total non-current liabilities	772,247	795,333

Total Liabilities	877,641	902,324
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,832,069 shares issued and outstanding, (2018: 55,657,631)	557	558
Additional paid-in capital	590,508	591,254
Accumulated other comprehensive loss	(363)	(393)
Retained earnings	364,408	353,282

Total stockholders’ equity	955,110	944,701

Total liabilities and stockholders’ equity	$1,832,751	$1,847,025

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended June 30, (in thousands except share and per share data)		Six months ended June 30, (in thousands except share and per share data)
	2018	2019	2018	2019
Revenues
Operating revenue	$73,163	$73,586	$150,970	$149,689

Expenses
Brokerage commissions	1,219	1,233	2,360	2,542
Voyage expenses	13,930	16,437	28,908	29,794
Vessel operating expenses	26,040	27,448	52,751	56,922
Depreciation and amortization	19,029	18,913	38,410	37,861
General and administrative costs	4,812	5,195	9,258	9,997

Total operating expenses	65,030	69,226	131,687	137,116

Operating income	8,133	4,360	19,283	12,573
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	—	(768)	—	(952)
Unrealized gain on non-designated derivative instruments	—	861	—	1,645
Interest expense	(11,353)	(12,209)	(21,877)	(24,362)
Interest income	207	205	359	420

Loss before income taxes and share of result of equity accounted joint venture	(3,013)	(7,551)	(2,235)	(10,676)
Income taxes	(146)	(81)	(228)	(174)
Share of result of equity accounted joint venture	—	(101)	—	(140)

Net loss	$(3,159)	$(7,733)	$(2,463)	$(10,990)

(Loss)/Earnings per share:
Basic:	$(0.06)	$(0.14)	$(0.04)	$(0.20)
Diluted:	$(0.06)	$(0.14)	$(0.04)	$(0.20)

Weighted average number of shares outstanding:
Basic:	55,656,304	55,832,069	55,601,772	55,756,897
Diluted:	55,656,304	55,832,069	55,601,772	55,756,897

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2018	Six Months ended June 30, 2019
	(in thousands)	(in thousands)
Cash flows from operating activities
Net loss	$(2,463)	$(10,990)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	—	(1,645)
Depreciation and amortization	38,410	37,861
Payment of drydocking costs	(2,880)	(5,160)
Prior year expenses recovered in insurance claim	(754)	—
Amortization of share-based compensation	366	747
Amortization of deferred financing costs	1,131	1,473
Share of result of equity accounted joint venture	—	140
Unrealized foreign exchange loss on senior secured bonds	—	952
Other unrealized foreign exchange gain	(30)	(47)
Changes in operating assets and liabilities
Accounts receivable	3,392	(3,133)
Bunkers and lubricant oils	886	(1,460)
Accrued income and prepaid expenses and other current assets	1,354	(4,013)
Accounts payable, accrued interest, accrued expenses and other liabilities	3,734	2,012

Net cash provided by operating activities	43,146	16,737

Cash flows from investing activities
Additions to vessels and equipment	(79)	(1,396)
Investment in equity accounted joint venture	(10,475)	(51,491)
Purchase of other property, plant and equipment	(97)	(191)
Insurance recoveries	305	130

Net cash used in investing activities	(10,346)	(52,948)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	3,800	127,000
Issuance costs of secured bond	—	(136)
Issuance costs of secured term loan facilities	—	(1,448)
Issuance costs of terminal credit facility	—	(2,723)
Repayment of secured term loan facilities and revolving credit facilities	(43,613)	(110,712)

Net cash (used in)/provided by financing activities	(39,813)	11,981

Net decrease in cash, cash equivalents and restricted cash	(7,013)	(24,230)
Cash, cash equivalents and restricted cash at beginning of period	62,109	71,515

Cash, cash equivalents and restricted cash at end of period	$55,096	$47,285

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$20,799	$22,776

Total tax paid during the period	$52	$165

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our ability to remain in compliance with the financial covenants within our secured term loan facilities, revolving credit facilities and bond agreements or to successfully refinance or obtain waivers thereunder, if necessary;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	compliance with all applicable sanctions and embargo laws and regulations;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the construction and financing of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

Our secured term loan facilities, revolving credit facilities and bond agreements impose operating and financial restrictions on us and require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and specified minimum levels of collateral coverage. These facilities also include customary events of default related to cross-defaults to other indebtedness. Our compliance with such financial covenants is measured as of the end of each fiscal quarter. The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results. Please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Covenants in our 2018 Annual Report. As of June 30, 2019, we were in compliance with all covenants under the secured term loan facilities, revolving credit facilities and bond agreements.

While we expect that we will be in compliance with all covenants under the secured term loan facilities, revolving credit facilities and bond agreements as of the end of the forthcoming quarters, we expect that our ratio of consolidated EBITDA to consolidated interest expense at the end of each such quarter will be substantially near the required minimum under our unsecured bond agreement. There can be no assurance that we will be in compliance with this covenant under the unsecured bond.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.